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July 9, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     ATTN.: Ms. Patsy Mengiste
            Document Control - EDGAR

RE:  RiverSource Series Trust
        Columbia Marsico Flexible Capital Fund

     Post-Effective Amendment No. 12
     File No. 333-131683/811-21852

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 12 on Form N-1A pursuant to Rule 485(a)(2) for the purpose of adding a new fund to RiverSource Series Trust. This post-effective amendment shall become effective on the seventy-fifth day after filing.

If you have any questions regarding this filing, please contact Joseph L D'Alessandro at 212-850-1703 or Katina Walker at 612-671-6990.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
Vice President, General Counsel and
Secretary
RiverSource Series Trust